CUSIP No. 208242107

EXHIBIT C
CONSENT
     The undersigned, Warren A. Stephens Trust No. One UA 3/11/1992, being a holder or transferee of 230 shares (the “Shares”) of common stock par value $0.0025 per share, of Conn’s, Inc. (the “Common Stock”) hereby (i) agrees to become a party to the Conns Voting Trust Agreement dated as of November 18, 2003 (the “Voting Trust Agreement”) relating to the Common Stock, (ii) agrees to be bound by all the provisions thereof as if the undersigned were an original party thereto, and (iii) agrees to surrender the certificates representing the Shares to the Trustee under the Voting Trust Agreement in exchange for a Voting Trust Certificate as provided in the Agreement.

Dated: 1-31-08	Warren A. Stephens Trust No. One UA 3/11/1992
	BY:	/s/ Warren A. Stephens
Warren A. Stephens